Mail Stop 3010

January 28, 2010

Mr. William H. McMunn
President and Chief Executive Officer
Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard, Suite 100
Daytona Beach, FL 32117

> **Re:** **Consolidated-Tomoka Land Co.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2009**
> **Schedule 14A filed April 22, 2009**
> **File No. 1-11350**

Dear Mr. McMunn:

We have read your supplemental response letter dated December 14, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Income Properties, page 5

1.   We note your response to comments 1 and 2 in our letter dated November 30, 2009. Please tell us the average occupancy rates expressed as a percentage and the average effective annual rental per square foot for <u>each</u> of your income properties for the last five years. Please confirm that you will include similar disclosure in future filings.

Form 10-Q for the Period Ended September 30, 2009

Note 6. Notes Receivable, page 10

2.   We note your response to comment 6 in our letter dated November 30, 2009. Please tell us how you determined the fair value of the collateral supporting the impaired notes receivable as of June 30, and September 30, 2009. It would appear that if the fair value of the collateral exceeded the amount of the notes receivable the debtor could have sold the land and paid the outstanding notes receivable.

Definitive Proxy Statement filed April 22, 2009

Stock Option Compensation, page 27

3.   We note your response to comment 9 in our letter dated November 30, 2009. Please describe in more detail why the compensation committee made the awards that it did. For example, please describe what specific aspects of the Messrs. McMunn and Teeters's performance were taken into consideration. Furthermore, please provide more disclosure about the other information taken into consideration, such as the peer group comparisons and data from compensation experts. Tell us how you plan to comply and confirm that you will provide similar disclosure in future filings.

*****

        Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 with any other questions.

                                                Sincerely,

                                                Daniel L. Gordon
                                                Branch Chief